UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                to

Commission file number 1-6035

THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN

THE TITAN CORPORATION

3033 Science Park Road
San Diego, CA 92121-1199

(Name and address of principal executive
office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	June 27, 2005

THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN

		By:	/s/ Mark W. Sopp
Mark W. Sopp
Chairperson, Administrative
Committee of The Titan Corporation
Consolidated Retirement Plan

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

All other schedules are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Trustee and Plan Administrator
The Titan Corporation Consolidated Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of The Titan Corporation Consolidated Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Diego, California
June 22, 2005

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003
(in thousands)

	2004	2003
Assets:
Investments (Note 3)	$309,801	$283,108

Receivables:
Employer contributions	177	224
Employee contributions	3	12

Total receivables	180	236

Net assets available for benefits	$309,981	$283,344

See accompanying notes to financial statements.

THE TITAN CORPORATION

CONSOLIDATED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004
(in thousands)

Additions:
Contributions:
Employer	$10,244
Employee	26,359
Rollover	6,770

43,373
Investment income:
Dividends	7,156
Interest	214
Net appreciation in fair value of investments (Note 3)	7,991

15,361

Net change in investments	58,734

Transfers in (Note 7)	28

Total additions	58,762

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	31,956
Administrative expenses	169

Total deductions	32,125

Net increase in net assets	26,637

Net assets available for benefits:
Beginning of year	283,344

End of year	$309,981

See accompanying notes to financial statements.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004

(1)                     Plan Description and Related Information

General

The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, the Department of Homeland Security, and intelligence and other key government agencies. These systems, solutions, and services include research and development, design, assembly, installation, integration, test and evaluation, deployment, logistics and operations support, maintenance, and training. Systems and products the Company provides to military and government agencies include transformational weapons systems, sophisticated satellite communications systems, antennas/telemetry systems, tactical radios, signals intelligence systems, encryption devices, classified systems, and complex computer-based information systems for information processing, information fusion, dissemination, and data mining

The Titan Corporation maintains The Titan Corporation Consolidated Retirement Plan (the Plan), which is both a profit-sharing plan and an employee stock ownership plan (ESOP). The Plan was originally effective May 1, 1984. Prior to January 1, 1999, the Plan was known as The Titan Corporation 401(k) Retirement Plan. The Plan was amended and restated in its entirety, effective as of January 1, 1999, and renamed The Titan Corporation Consolidated Retirement Plan to reflect the prior mergers of plans acquired by the Company into the Plan. In previous years, Titan acquired companies whose retirement plans were terminated prior to the completion of the acquisitions. Participants of these companies who were actively employed by Titan were allowed to transfer their outstanding participant loans into the Plan. The transfer of these loans during 2004 is reflected as “transfers in” on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The purpose of the profit-sharing portion of the Plan is to provide a convenient way for eligible employees to save on a regular and long-term basis. The purpose of the ESOP portion of the Plan is to provide eligible employees with an opportunity to acquire and hold for long-term investment an ownership interest in the Company.

The Trustee of the Plan, which is responsible for the administration of the trust fund under the terms of a trust agreement, is T. Rowe Price Trust Company (Trustee). The Company is the Plan Administrator (Plan Administrator) and has full power to administer the Plan and apply all of its provisions on behalf of participating employees. The Plan Administrator has appointed a committee (the Committee) consisting of Company employees to perform these duties with respect to the operation of the Plan.

Eligible Employees

An eligible employee is any employee of the Company or participating affiliate, who is at least 21 years of age. This group excludes leased employees, employees covered by a collective bargaining agreement, nonresident aliens, employees designated on the Company’s employment records as temporary employees, and employees who have entered into agreements that make them ineligible. Temporary employees may become eligible employees after a six-month period of service.

Contributions

Participants may make tax deferred contributions of up to 30% of their annual compensation up to a maximum dollar amount established by the Internal Revenue Code (IRC). On January 1, 2005, the tax deferred contribution amount allowed under the Plan was increased to 50% up to a maximum dollar amount established by the IRC. Participants age 50 and older may make catch-up contributions to a maximum dollar amount established by the IRC. Deferred contributions are matched by the employer based on the matching formula, as defined in the Plan document. The matching formula shall be determined by the Board of Directors (Board) (or the delegate of such Board) and disclosed prior to the commencement of the Plan year in which it is applied. If the Board or its delegate so determines, the matching formula may be a discretionary amount to be determined by the Board or its delegate after the end of the Plan year. This matching formula is different for each entity covered in the Plan.

Participants may specify that their deferral contributions be invested entirely in one fund or divided among the funds in multiples of whole percentages of their contributions. Participants may elect in which funds to invest 50% of the employer matching contribution. Prior to October 1, 2004, the remaining 50% of the employer matching contribution was generally invested in The Titan Corporation Common Stock. In accordance with a Plan amendment adopted in 2002, upon attaining two years of service, participants can diversify the assets of the employer matching portion of their account. Employer discretionary contributions are allocated to any of the 19 investment funds in multiples of whole percentages as directed by each participant. In accordance with a Plan amendment effective on October 1, 2004, no portion of the employer matching contributions is automatically invested in Titan Stock and participants are no longer able to direct that any portion of their Compensation deferrals or Employer Matching contributions be invested in Titan Stock. In addition, participants are no longer able to redirect the investment of any assets in their accounts into Titan Stock. Participants may change their investment fund designation for investment of new contributions as well as for investment of the balance of their account in the Plan on a daily basis. Participants may elect at any time to suspend, change, or resume compensation deferrals, provided they make an election in the manner prescribed by the Committee.

In accordance with procedures approved by the Committee, a participant may contribute (rollover) to the Plan all or a portion due to the participant from another plan qualified under Section 401(a) of the IRC. The employer does not match rollover contributions.

In addition to matching contributions, the employer may elect to make an employer profit sharing contribution, as well as an ESOP contribution, and historically, ESOP contributions have been made in The Titan Corporation Common Stock. These discretionary contributions are allocated to participants employed on the last day of the Plan year generally based upon the ratio that each participant’s compensation from the contributing employer bears to the aggregate of all such participants’ compensation. In accordance with the Plan document, a discretionary contribution of $175,000 for eligible employees of the Unidyne division, for which there is no employer matching contribution, is included in contributions for the year ended December 31, 2004. No ESOP contribution was made or declared for 2004. Upon having 10 or more full years of service and attaining age 55, participants are given the election of diversifying 25% of the assets of the ESOP portion of their account reduced by the amount of prior elections. The election is offered annually during a six-year period ending in the year the participant attains age 60. During the last year of this period, the participant is given the opportunity to diversify an aggregate of up to 50% of their ESOP portion of their account reduced by the amount of prior elections.

Participant Accounts

Separate accounts are maintained in the name of each participant for deferred contributions, rollover contributions, prior voluntary contributions, employer matching contributions, employer discretionary contributions, employer nonelective contributions, ESOP contributions, and prior profit sharing plan contributions, if applicable. Each account is credited with contributions, adjusted for investment results and charged with withdrawals.

Vesting

Each participant’s deferred, prior voluntary, employer nonelective contributions and rollover contributions are fully vested as contributions are made. In general, employer matching and discretionary contributions vest in increments over the participant’s first five years of employment, after which full vesting occurs. The vesting schedule begins at 25% after two years of service and in 25% increments thereafter, until 100% vesting is achieved. Participants at the time of a Plan merger may be subject to grandfathered vesting schedules.

Termination of Employment Benefits and Forfeitures

If a participant’s employment is terminated for reasons other than retirement, disability, or death, benefits payable will be equal to the vested value of the participant’s accounts. The unvested portion in such case is deemed forfeited. Forfeited amounts are first used to restore forfeitures of reemployed participants, second to pay administrative expenses and third to reduce the amount of employer matching contributions. Forfeited amounts are generally invested in money market funds but may be invested in other investments, which may fluctuate in value. Forfeitures of employer contributions totaled $1,357,000 for the year ended December 31, 2004. During 2004, administrative expenses were paid using forfeitures totaling $158,000. Also, in 2004, employer contributions were reduced by $1,492,000 from forfeited non-vested accounts. As of December 31, 2004 and 2003, there was a balance of $1,176,000 and $1,516,000, respectively, remaining in the unallocated forfeiture accounts for future use.

Fund balances for employees that have been terminated and have requested payouts that are in various stages of processing and approval but not yet paid out are included in the statement of net assets available for benefits. Benefit payments are reflected in the statement of changes in net assets available for benefits when actually paid.

Distributions and Withdrawals

Distributions are generally made upon termination of employment, including retirement, disability, or death. Benefits payable upon retirement or other termination are made as a single lump sum cash payment or, for those who have been grandfathered in the Plan, in substantially equal monthly installments, except for distributions from The Titan Corporation Common Stock which are made in either shares of The Titan Corporation Common Stock or cash as elected by the participant. Benefits payable upon death are made in a lump sum cash payment, except for distributions from The Titan Corporation Common Stock, which are distributed in cash or stock as elected by the beneficiary. When a participant terminates employment and the value of the vested portion of a participant’s account exceeds $5,000, the plan must receive the participant’s consent to the receipt of the distribution. If an inactive participant does not receive a distribution prior to reaching age 65, full distribution of the participant’s account shall be made upon reaching age 65.

Active participants under age 59 1/2 may withdraw the value of the deferred contributions account by providing written notice to the Committee, to the extent necessary to meet a financial hardship, as defined in accordance with the IRC. After withdrawal, six months must lapse before a participant may make additional deferred contributions.

Participant Loans

Participants may borrow from their fund accounts an amount not exceeding the lesser of: 1) $50,000 (reduced by the amount, if any, of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan is made), or 2) one-half the current value of the participant’s vested interest in his or her accounts, excluding ESOP funds. Repayment is made over a period not to exceed five years, or fifteen years if the loan is for the purchase of a participant’s principal residence. The loan must be repayable in substantially level payments, with payments generally in biweekly installments. Loans must be for a minimum one-year term and for a minimum of $1,000. Interest is charged based on the prime rate, as quoted in The Wall Street Journal, as of the first day of the month in which the loan is requested, plus 1%. At December 31, 2004, interest rates ranged from 4.62% to 11.02% on the participants’ loan balances, which mature through 2030. Participants at the time of a Plan merger may be subject to grandfathered loan terms.

Termination of Plan

The Company may elect to amend or terminate the Plan at any time. In the event of a Plan termination, the balance in each participant account becomes 100% vested. The Company has no intent to terminate the Plan at this time, although the Plan sponsor has entered into an Agreement and Plan of Merger (see Note 7).

Investment and Administrative Expenses

Substantially all expenses incurred in connection with the administration of the Plan were paid by the forfeitures of the Plan. Brokerage fees relating to the purchase or sale of investments are added to the cost thereof or deducted from the proceeds thereof, respectively.

Concentration of Investment Risk

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Included in the Plan’s net assets available for benefits at December 31, 2004 and 2003, are investments in The Titan Corporation Common Stock amounting to $36,061,000 and $55,919,000, respectively, whose value is subject to change based upon market conditions.

(2)                     Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Presentation

The financial statements are reported on the accrual basis of accounting. All amounts presented have been rounded to the nearest thousand, except share and per share amounts, or as otherwise noted.

Investment Valuation

Plan assets are invested with the Trustee which determines fair values based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at contract value, which approximates fair value. Investments in company stocks are valued at fair value based on the published closing prices on the New York Stock Exchange and NASDAQ Stock Market. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when withdrawals are requested by participants.

(3)                     Investments

The following table presents investments in the Plan that were held by the Trustee. Single investments representing more than 5% of the Plan’s net assets as of December 31, 2004 and 2003 are separately identified.

	December 31
	2004	2003
	(in thousands, except share data)
Investments at fair value:
Mutual funds:
T. Rowe Price Small-Cap Value Fund, 569,994 and 407,470 shares, respectively ^	$20,338	$11,975
T. Rowe Price Equity Index 500 Fund, 1,473,873 and 1,488,936 shares, respectively	47,989	44,593
T. Rowe Price Equity Income Fund, 1,237,118 and 1,147,388 shares, respectively	32,895	27,721
T. Rowe Price Summit Cash Reserves Fund, 17,245,450 and 14,667,739 shares, respectively	17,245	14,668
T. Rowe Price Mid-Cap Growth Fund, 456,238 and 378,185 shares, respectively	22,757	16,224
Other	101,493	82,850

Total mutual funds	242,717	198,031

Common Collective Trusts:
T. Rowe Price Stable Value Fund, 27,184,171 and 21,231,942 shares, respectively	27,184	25,139

Common Stocks:
The Titan Corporation Common Stock, 2,225,968 and 2,543,262 shares, respectively*	36,061	55,919
Other	—	225

Total common stocks	36,061	56,144

Cash	44	108
Participant loans	3,795	3,686

Total investments	$309,801	$283,108

*                 Includes non-participant directed funds.

^                  On December 31, 2003, this investment did not exceed 5% of the total net assets.

During 2004, the Plan’s investments appreciated (depreciated) (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) in value by $7,991,000 as follows:

			Net
	Realized	Unrealized	appreciation
	gain (loss)	gain (loss)	(depreciation)
	(in thousands)
Mutual funds	$735	19,978	20,713
SureBeam Corporation Common Stock	(210)	—	(210)
The Titan Corporation Common Stock	(2,624)	(9,888)	(12,512)

	$(2,099)	10,090	7,991

In August 2002, the Company completed the tax-free distribution of SureBeam shares owned by the Company to the Company’s stockholders, including Plan participants, as of the record date of July 26, 2002. The ratio used for the purposes of determining the SureBeam dividend to be received by the Company’s common stockholders in connection with the tax-free spinoff of SureBeam was 0.6986. Upon the distribution, 1,651,716 shares of SureBeam common stock were added to the Plan’s assets. Participants were allowed to hold SureBeam shares in their accounts for a period of 18 months from the distribution date of August 5, 2002. At the end of this holding period, any remaining SureBeam shares were automatically sold and reinvested according to each participant’s then authorized investment fund designation. On January 19, 2004, SureBeam voluntarily filed for bankruptcy relief under Chapter 7 of the United States Bankruptcy Code, and the company is not currently operational.  On February 9, 2004, the Plan disposed of its investment in SureBeam Corporation Common Stock and in connection there with, recorded a realized loss of approximately $210,000.

(4)                     Non-participant Directed Investments

Prior to October 1, 2004, 50% of employer matching contributions as well as all ESOP contributions were invested in The Titan Corporation Common Stock. In accordance with a Plan amendment effective on October 1, 2004, participants can direct 100% of the employer matching contributions.

A summary of changes in non-participant directed investments in The Titan Corporation Common Stock for the year ended December 31, 2004 is as follows:

(in thousands)
Beginning Balance	$12,027
Contributions	1,097
Net depreciation in fair value	(3,416)
Benefits paid	(735)
Administrative expenses	—
Participant forfeitures	(233)
Fund transfers	(2,336)
Plan transfer	—
Ending Balance	$6,404

(5)                     Income Tax Status

The Plan obtained its latest determination letter on February 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although certain administrative and operational amendments have been made to the Plan since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)                     Related Party and Reportable Transactions

A significant portion of the Plan is invested in The Titan Corporation Common Stock and shares of mutual funds managed by the Trustee; therefore, purchases and sales of these investments qualify as party-in-interest transactions. During the year ended December 31, 2004, the Plan performed 21 purchase transactions of Titan common stock for an aggregate purchase price of $974,000.  Additionally, the Plan performed 167 sales transactions of common stock for aggregate proceeds of $3,181,000, which resulted in a realized gain of $638,000. Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to $10,000 for the year ended December 31, 2004.

Reportable transactions are single transactions or a series of transactions related to any investments that aggregate to an amount in excess of 5% of Plan assets, as defined under ERISA, as of the beginning of Plan year 2004.  However, transactions under an individual account plan that a participant directed with respect to assets allocated to their account are not treated as reportable transactions.  There were no non-participant directed reportable transactions during the year ended December 31, 2004.

(7)                     Subsequent Events

On June 2, 2005, The Titan Corporation, L-3 Communications Corporation (“L-3”) and Saturn VI Acquisition Corp. (“Merger Sub”) entered into an Agreement and Plan of Merger, pursuant to which Merger Sub will be merged with and into Titan, with Titan continuing as the surviving corporation and a wholly-owned subsidiary of L-3.  In accordance with the Plan document, when the Company undergoes a change of control, employer matching, discretionary, and ESOP contributions in the accounts of actively employed participants of the Plan at the merger closing will become 100% vested and participants who have terminated employment will be subject to the existing vesting schedule or, if applicable, a grandfathered vesting schedule. Titan management expects the merger will close in 2005. At the closing, all shares of The Titan Corporation common stock held by the Plan will be sold to L-3 at the agreed selling price of $23.10 per share.

THE TITAN CORPORATION

CONSOLIDATED RETIREMENT PLAN

(EIN 95-2588754)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(in thousands, except share data)

December 31, 2004

	(b)	(c)	(d)	(e)
(a)	Identity of issuer	Description of investment	Cost	Current value
*/^	The Titan Corporation	The Titan Corporation Common Stock, 2,225,968 shares	$22,099	$36,061
	Cash	Cash	**	44
	Janus	Janus Mercury Fund, 303,062 shares	**	6,537
	PBHG	PBHG REIT Fund, 828,999 shares	**	10,570
	PIMCO	PIMCO High Yield Fund, Admin Shares, 424,820 shares	**	4,235
	PIMCO	PIMCO Total Return Fund, Admin Shares, 1,121,505 shares	**	11,966
	Morgan Stanley	Morgan Stanley - Int’l Equity Portfolio B, 61,614 shares	**	1,285
*	T. Rowe Price	T. Rowe Price Personal Strategy – Income Fund, 929,977 shares	**	13,801
*	T. Rowe Price	T. Rowe Price Personal Strategy – Balanced Fund, 828,382 shares	**	15,068
*	T. Rowe Price	T. Rowe Price Personal Strategy – Growth Fund, 424,645 shares	**	9,304
*	T. Rowe Price	T. Rowe Price Extended Equity Market Index Fund, 813,196 shares	**	10,775
*	T. Rowe Price	T. Rowe Price International Stock Fund, 603,460 shares	**	7,803
*	T. Rowe Price	T. Rowe Price Small-Cap Value Fund, 569,994 shares	**	20,338
*	T. Rowe Price	T. Rowe Price Equity Index 500 Fund, 1,473,873 shares	**	47,989
*	T. Rowe Price	T. Rowe Price Science & Technology Fund, 390,717 shares	**	7,463
*	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund, 456,238 shares	**	22,757
*	T. Rowe Price	T. Rowe Price Equity Income Fund, 1,237,118 shares	**	32,895
*	T. Rowe Price	T. Rowe Price Summit Cash Reserves Fund, 17,245,450 shares	**	17,245
*	T. Rowe Price	T. Rowe Price Spectrum Growth Fund, 159,253 shares	**	2,686
*	T. Rowe Price	T. Rowe Price Stable Value Fund, 27,184,171 shares	**	27,184
*	Participant loans	Interest rates range from 4.62% – 11.02%, maturities through 2030	—	3,795
				$309,801

*	Represents a party-in-interest as defined by ERISA.
**	Cost omitted for participant directed investments.
^	Includes nonparticipant directed funds.

See accompanying report of independent registered public accounting firm.

Index to Exhibit

Exhibit 23.	Consent of Independent Registered Public Accounting Firm